UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
			    WASHINGTON, D.C.  20549

				   FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.


I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for
	descriptions, see Instruction 1):

		[  ]	Merger

		[X]	Liquidation

		[  ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

		[  ]	Election of status as a Business Development Company
			(Note: Business Development Companies answer only question 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:  First Investors U.S. Government Plus Fund

3.	Securities and Exchange Commission file No.: 811-4181

4. 	Is this an initial Form N-8F or an amendment to a previously filed
	Form N-8F?

		[X]   Initial Application  	[  ]   Amendment

5.	Address of Principal Executive Office (include No. & Street, City,
	State, Zip Code):

 		95 Wall Street, New York, NY 10005

6.	Name, address, and telephone number of individual the Commission
	staff should contact with any questions regarding this form:

		Larry R. Lavoie
		General Counsel
		First Investors Corporation
		95 Wall Street
		New York, N.Y.  10005
		(212) 858-8120

7.	Name, address, and telephone number of individual or entity
	responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

		Larry R. Lavoie
		General Counsel
		First Investors Corporation
		95 Wall Street
		New York, N.Y.  10005
		(212) 858-8120

Note:	  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


8.	Classification of fund (check only one):

		[X]	Management company;

		[  ]	Unit investment trust; or

		[  ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only
	one):

		[X]    Open-end       [  ]   Closed-end

10.	State law under which the fund was organized or formed (e.g.,
	Delaware, Massachusetts):

		Massachusetts

11.	Provide the name and address of each investment adviser of the fund
	(including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

		First Investors Management Company, Inc.
		95 Wall Street
		New York, N.Y. 10005

12.	Provide the name and address of each principal underwriter of the
	fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

		First Investors Corporation
		95 Wall Street
	    	New York, N.Y. 10005

13.	If the fund is a unit investment trust ("UIT") provide:

		(a)	Depositor's name(s) and address(es):
		(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for
	investment in the fund (e.g., an insurance company separate account)?

		[  ] Yes        [X] No

		If  Yes, for each UIT state:
		Name(s):

		File No.: 811-____________

		Business Address:

15.       (a)	Did the fund obtain approval from the board of directors
		concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[  ] Yes        [X] No

		If Yes, state the date on which the board vote took place:

		If No, explain:

		The Fund consisted of a series of three Funds that were known as: U.S. Government Plus Fund - 1ST Fund; U.S. Government Plus Fund - 2ND Fund; and U.S. Government Plus Fund - 3RD Fund. These Funds were all sold as target maturity Funds - i.e., they were sold on the premise that they would be liquidated at predesignated dates in the future. Each of these Funds primarily invested in non-callable zero coupon bonds issued or guaranteed by the U.S. Government, its agencies or instrumentalities that were self-executing and matured on a certain fixed date and year. The Funds were designed to liquidate when these investments matured.

           (b) 	Did the fund obtain approval from the shareholders concerning
		the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[  ] Yes        [X] No

		If Yes, state the date on which the board vote took place:

		If No, explain:

		The Fund consisted of a series of three Funds that were known as: U.S. Government Plus Fund - 1ST Fund; U.S. Government Plus Fund - 2ND Fund; and U.S. Government Plus Fund - 3RD Fund. These Funds were all sold as target maturity Funds - i.e., they were sold on the premise that they would be liquidated at predesignated dates in the future. Each of these Funds primarily invested in non-callable zero coupon bonds issued or guaranteed by the U.S. Government, its agencies or instrumentalities that were self-executing and matured on a certain fixed date and year. The Funds were designed to liquidate when these investments matured.

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection
	with the Merger or Liquidation?

		[X] Yes        [  ] No

            (a)	If Yes, list the date(s) on which the fund made those
		distributions:

		U.S. Government Plus Fund - 1ST Fund distributed assets on
		December 31, 1998.
		U.S. Government Plus Fund - 2ND Fund distributed assets on
		December 31, 1999.
		U.S. Government Plus Fund - 3RD Fund distributed assets on
		December 31, 2004.

            (b)	Were the distributions made on the basis of net assets?

		[X] Yes        [  ] No

	    (c)	Were the distributions made pro rata based on share ownership?

		[X] Yes        [  ] No

            (d)	If No to (b) or (c) above, describe the method of
		distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	    (e)	Liquidations only:

		Were any distributions to shareholders made in kind?

		[  ] Yes        [X] No

		If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
		Has the fund issued senior securities?

		[  ] Yes        [  ] No

		If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

		[X] Yes        [  ] No

		If No,

	    (a)	How many shareholders does the fund have as of the date this
		form is filed?
	    (b)	Describe the relationship of each remaining shareholder to
		the fund:

19.	Are there any shareholders who have not yet received distributions in
	complete liquidation of their interests?

		[  ] Yes        [X] No

	If Yes, describe briefly the plans (if any) for distributing to, or preserving the interest of those shareholders:

III.  Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
		(See question 18 above)

		[  ] Yes        [X] No

		If Yes,
	    (a)	Describe the type and amount of each asset retained by the
		fund as of the date this form is filed:
	    (b)	Why has the fund retained the remaining assets?
	    (c)	Will the remaining assets be invested in securities?

		[  ] Yes        [  ] No

21.	Does the fund have any outstanding debts (other than face-amount
	certificates if the fund is a face-amount certificate company) or any other liabilities.

		[  ] Yes        [X] No

	If Yes,
	    (a)	Describe the type and amount of each debt or other liability:
	    (b)	How does the fund intend to pay these outstanding debts or
		other liabilities?

IV. 	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or
		Liquidation:
		(i)   Legal expenses: None
		(ii)  Accounting expenses: None
		(iii) Other expenses (list and identify separately): None
		(iv)  Total expenses (sum of lines (i)-(iii) above): None
			(b) How were those expenses allocated:
			(c) Who paid those expenses?
			(d) How did the fund pay for unamortized expenses
			    (if any)?

23.	Has the fund previously filed an application for an order of the
	Commission regarding the Merger or Liquidation?

		[  ] Yes        [X] No

	If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. 	Conclusion of Fund Business

24.	Is the fund a party of any litigation or administrative proceeding?

		[  ] Yes        [X] No

	If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business
	activities other than those necessary for winding up its affairs?

		[  ] Yes        [X] No

	If Yes, describe the nature and extend of those activities:

VI. 	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of the fund
		surviving the Merger:

			811-____________

	(c)	If the merger or reorganization agreement has been filed with
		the Commission, state the file number(s), form type used and date the agreement was filed:

	(d)	If the merger or reorganization agreement has not been filed
		with the Commission, provide a copy of the agreement as an exhibit to this form.





VERIFICATION

	The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of First Investors U.S. Government Plus Fund, (ii) he is the General Counsel of First Investors U.S. Government Plus Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


April 19, 2005					/s/ Larry R. Lavoie
Date						Name: Larry R. Lavoie
						Title: General Counsel